October 10, 2013

Bryan J. Pitko

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stuart King Capital Corp.

Amendment No. 9 to Registration Statement on Form S-1

Filed August 23, 2013

File No. 333-176953

Gentlemen,

Please find below the Company’s response to your comment letter of October 10, 2013.

Report of Independent Registered Public Accounting Firm, page F-1

1. Please file an updated consent from the auditor.

Filed.

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.